SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)
Interstate/Johnson Lane CorporationINTERSTATE/JOHNSON LANE CORPORATION (Name of Issuer)
Common StockCommon Stock
 (Title of Class of Securities)
460892102460892102
(CUSIP Number)
Check the following box if a fee is being paid with this statement.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages(s))
CUSIP NO.
460892102
13G
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Interstate/Johnson Lane, Inc. Employee Stock Ownership and Paysop Plan and TrustInterstate/Johnson Lane, Inc. Employee Stock Ownership and Paysop Plan and Trust
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
 North CarolinaNorth Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5
SOLE VOTING POWER
0
6
SHARED VOTING POWER
0
7
SOLE DISPOSITIVE POWER
0
8
SHARED DISPOSITIVE POWER
0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0
12
TYPE OF REPORTING PERSON *
EP
*SEE INSTRUCTION BEFORE FILLING OUT!
FOOTNOTE
Of the total shares held by NationsBank Corporation, no unallocated shares are held by the Interstate/Johnson Lane, Inc. Employee Stock Ownership and Paysop Plan
and Trust created pursuant thereto, of which NationsBank of North Carolina, N.A., serves as Trustee. Under the terms of the Employee Stock Ownership and Paysop Plan and Trust, under the provisions of Section 7.8 (ii) if the Employer has a class of securities required to be registered under Section 12 of the Securities and Exchange Act of 1934 (or which would be required to be registered except for the exemption under Subsection (g)(2)(H) of such Section
12), then each Participant shall be entitled to direct the Trustee as to the manner in which voting rights as to the Stock or other securities of the Employer are to be exercised as to a pro rata portion of the Trust's shares of such Stock or other securities of the Employer, such portion to be in the proportion that the number of shares of the Stock or other Employer securities of each Participant's Plan accounts bears to the number of such assets of the Trust, and the Trustee shall cooperate and assist the Employer in connection with distribution of proxies and related materials to Participants.
(iii) Notwithstanding the foregoing, if the Employer ceases to have a registration-type class of securities (as described in Subsection (ii)), then Participants shall have such voting rights (described in Subsection (ii) above) only with respect to corporate matters which by law or charter must be decided by more than a majority vote of the outstanding common shares voted.
(iv) Notwithstanding the foregoing, with respect to Stock held by the ESOP, if the ESOP is not engaged in a loan transaction with the Employer which is covered by Code Section 4975(d)(3), then Participants shall not have any of the foregoing voting rights with respect to any corporate matters unless both (A) the Employer has stock which is not publicly traded and (B) more than 10 percent of the total assets of the ESOP are securities of the Employer, in which event there shall be voting rights as described above and required by
Section 401(a)(22).
The actions and duties of the Trustee pursuant to the provisions of the Plan and Trust, including but not limited to the provisions described above, are subject to the requirements of the Employee Retirement Income Security Act of 1974.
A separate filing on Schedule 13G has been filed by the Trustee and certain of its affiliates.
SCHEDULE 13G
Item 1(a) Name of Issuer:
Interstate/Johnson Lane Corporation
Item 1(b) Address of Issuer's Principal Executive Offices:
121 West Trade St.
Charlotte, N.C. 28202
Item 2(a) Name of Person(s) Filing:
Interstate/Johnson Lane, Inc. Employee Stock Ownership and Paysop Plan and Trust Item 2(b) Address of Principal Business Office or, if none, Residence: c/o NationsBank, N.A.
NationsBank Plaza
Charlotte, N.C. 28255
Item 2(c) Citizenship:
North Carolina
Item 2(d) Title of Class of Securities:
Common Stock
Item 2(e) CUSIP Number:
460892102
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)
Broker or Dealer registered under Section 15 of the Act
(b)
Bank as defined in Section 3(a)(6) of the Act
(c)
Insurance Company as defined in Section 3(a)(19) of the Act
(d)
Investment Company registered under Section 8 of the Investment
Company Act
(e)
Investment Advisor registered under Section 203 of the
Investment Advisors Act of 1940
(f)
X
Employee Benefit Plan, Pension Fund which is subject to the
provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sub-section 240.13d-1(b)(1)(ii)(F) (g)
Parent Holding Company in accordance with Sub-section 240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)
Group, in accordance with Sub-section 240.13d-1(b)(1)(ii)(H) Item 4 Ownership:
With respect to the beneficial ownership of the reporting entity as of 12/31/9512/31/95, see Items 5 through 11, inclusive, of the respective cover pages of this Schedule 13G applicable to such entity, which are incorporated herein by reference.
Item 5 Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
X
Item 6 Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable
Item 8 Identification and Classification of Members of the Group:
Not Applicable
Item 9 Notice of Dissolution of Group:
Not Applicable
Item 10 Certification:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. INTERSTATE/JOHNSON LANE, INC. EMPLOYEE STOCK OWNERSHIP AND PAYSOP PLAN AND TRUST By: NationsBank, N.A.NATIONSBANK, N.A., Solely in its Capacity as Trustee
Date:
February 14, 1996
By:
Signature
Douglas W. Harlan/Vice President
Name/Title